As filed with the Securities and Exchange Commission on September 9, 2003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-13815

SUNTERRA CORPORATION

(Exact name of registrant as specified in its charter)

3865 West Cheyenne Avenue

North Las Vegas, Nevada 89032

(702) 804-8600

www.sunterra.com

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Common Stock, par value $0.01 per share, cancelled in connection with Sunterra Corporation’s emergence from bankruptcy on July 29, 2002

(Title of each class of securities covered by this Form)

Common Stock, par value, $0.01 per share, issued by Sunterra Corporation after July 29, 2002 when it emerged from bankruptcy

(Titles of all other classes of securities for which a duty to file reports under section 13 (a) or 15 (d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports

Rule 12g-4 (a) (1) (i)	☒	Rule 12h-3 (b) (1) (i)	☐
Rule 12g-4 (a) (1) (ii)	☐	Rule 12h-3 (b) (1) (ii)	☐
Rule 12g-4 (a) (2) (i)	☐	Rule 12h-3 (b) (2) (i)	☐
Rule 12g-4 (a) (2) (ii)	☐	Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Sunterra Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SUNTERRA CORPORATION

Dated: September 9, 2003	By:	/s/ NICHOLAS J. BENSON
Nicholas J. Benson Chief Executive Officer